

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 25, 2017

Via E-mail
Sun Kui
President
Shemn Corp.
Baiyun District, Fuli Taiyuan A9, 904
Guagnzhou, China 510165

> **Re:** **Shemn Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed April 19, 2017**
> **File No. 333-216465**

Dear Mr. Kui:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 18, 2017 letter.

Use of Proceeds, page 16

1. We reissue prior comment one. While we note the disclosure that Mr. Kui will not be reimbursed for the $7,000 of registration costs, the use of proceeds table continues to reflect a reduction from the gross proceeds of the $7,000 of registration costs. This indicates that the proceeds will be used to repay these registration costs. Please reconcile

You may contact Suying Li at (202) 551-3335 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at (202) 551-7576 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel
and Mining

cc: Joseph Lacome, Esq.